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MICHELLE WONG michelle.wong@dechert.com +1 415 262 4544 Direct +1 415 262 4555 Fax

November 22, 2019

VIA EDGAR CORRESPONDENCE

Ms. Lisa Larkin

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-4644

Re:	Goldman Sachs Trust (the “Registrant”)

File Nos. 033-17619 and 811-05349

Post-Effective Amendment No. 768 to the Registration Statement on Form N-1A

Dear Ms. Larkin:

This letter responds to comments you and Mr. Joseph Daily provided to Christopher Dailey and me of Dechert LLP during a telephonic discussion on October 23, 2019 with respect to your review of Post-Effective Amendment No. 768 (“PEA No. 768”) to the Registrant’s registration statement filed with the Securities and Exchange Commission on September 6, 2019. PEA No. 768 was filed pursuant to Rule 485(a) under the Securities Act of 1933 for the purpose of registering Class A, Class C, Institutional, Investor, Class P, Class R and Class R6 Shares of the Goldman Sachs Income Fund (the “Fund”), a new series of the Registrant. We have reproduced your comments below, followed by the Registrant’s responses. Capitalized terms have the meanings attributed to such terms in the registration statement.

Prospectus

1.

Comment: Please note that Form N-1A does not permit fee waivers or expense limitations to be reflected in the “Annual Fund Operating Expenses” table unless such waiver or limitation will reduce fund operating expenses and will remain in effect for no less than one year from the effective date of the registration statement. Please confirm that these requirements will be met, or delete the expense limitation line and corresponding footnote.

Response: The Registrant hereby confirms that the expense limitation arrangement described in the “Annual Fund Operating Expenses” table and corresponding footnote will reduce Fund operating expenses and will remain in place for at least one year from the effective date of the registration statement.

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2.

Comment: From the Fund’s Principal Strategy and Principal Risks, it appears that the Fund will invest significantly in CLOs and below investment-grade fixed income securities, private mortgage-backed securities and bank loans. Given the liquidity profile of these investments, please explain supplementally how the Fund determines that its investment strategy is appropriate for the open-end fund structure. Your response should include general market data on the types of investments and information concerning the relevant factors referenced in the release adopting Rule 22e-4 under the Investment Company Act of 1940. See Investment Company Act Release No. 32315 (Oct. 13, 2016) at pages 154 and 155.

Response: As a general matter, the Registrant understands that Section 22(e) under the 1940 Act requires the Fund to honor redemption requests within seven days after tender of shares for redemption, and therefore that the Fund must maintain sufficient liquidity to meet redemption requests. The Investment Adviser and the Registrant have evaluated the liquidity of the asset classes in which the Fund will invest and believe the Fund’s investment strategy is appropriate for an open-end fund structure.

The Investment Adviser has extensive experience investing and trading in the referenced asset classes, and there are other factors that mitigate the Fund’s liquidity risk. For example, the Registrant has adopted a Liquidity Risk Management Program (the “Program”) that, among other things, requires the Investment Adviser to assess and review at least annually the Fund’s liquidity risk. In assessing liquidity risk, the Investment Adviser considers the Fund’s ability to meet potential cash outflows related to investor redemptions. In addition, although the Investment Adviser expects the Fund to typically meet redemption requests by using holdings of cash or cash equivalents and/or proceeds from the sale of portfolio holdings, the Fund also reserves the right to distribute redemption proceeds in-kind (instead of cash), access a line of credit or overdraft facility, or borrow through other sources to meet redemption requests.

The Fund has not begun investment operations and does not currently have any portfolio holdings. The Fund expects, however, to classify its investments in accordance with its Program when the Fund begins investment operations. For assets and other instruments of the type in which the Fund expects to invest principally, the Fund expects to consider a wide variety of relevant market, trading and investment-specific factors in classifying such assets and other instruments, including estimated trading volume information and estimated settlement periods. The Fund will also consider the amounts of the holdings the Fund reasonably anticipates selling and whether selling at those amounts would significantly change the market value of such investment. Based on this and other information, the Fund expects that few, if any, of

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its anticipated holdings would be classified as illiquid under current market conditions. In addition, the Fund’s process for classifying the liquidity of the Fund’s investments also addresses certain significant market or issuer-specific events that may indicate a change in an investment’s liquidity and call for the re-classification of such investment, when determined appropriate under the Program.

In addition, due to the frequency of trades in issuers in the Fund’s investment universe, the Fund expects to be able to obtain pricing vendor evaluations, including from Reuters and ICE Data Services, for all or substantially all of its holdings at the time the Fund begins its investment operations and to have other market data readily available to it to assess the reliability of those evaluations. If the Registrant’s pricing vendors are unable to provide a price for a security held by the Fund, the Investment Adviser will seek one or more broker quotes for the security. If neither option is available, the security will be priced at fair value in accordance with applicable regulation and the Fund’s valuation procedures.

Based on The 3Q 2019 LSTA Secondary Trading & Settlement Study published on October 25, 2019, the size of the bank loan market is $1.2 trillion, with an average daily trading volume around $3 billion. Based on the Bank of America Merrill Lynch US CLO report, published in October 2019, the size of the CLO market is $600 billion, with an average daily trading volume around $1.2 – $1.5 billion per day. The Registrant believes that the historical trading volume for bank loans and CLOs reflects the number, diversity, and quality of market participants in that market. Private mortgage-backed securities are not anticipated to be a principal investment of the Fund.

3.

Comment: The Staff notes that rating agencies as well as the financial media have recently reported that traditional lender protections are being eroded and that so-called “covenant lite” loans are increasingly common. See e.g., Leveraged Loans Not as Safe as They Once Were, Wall Street Journal (Aug. 16, 2018). Please confirm whether the Fund intends to invest in “covenant lite” loans. If so, please describe such loans, the extent to which the Fund may invest in them, and consider appropriate disclosure regarding the risks of “covenant lite” loans.

Response: The Fund generally expects to invest in bank loans that could be characterized as “covenant lite.” The Fund respectfully notes that its “Loan-Related Investments Risk” sections in Item 4 and Item 9 include the following disclosure:

Generally, loans have the benefit of restrictive covenants that limit the ability of the borrower to further encumber its assets or impose other obligations. To the extent a loan does not have certain covenants (or has less restrictive covenants), an investment in the loan will be particularly sensitive to the risks associated with loan investments.

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The Registrant respectfully submits that this disclosure appropriately addresses the risks of investing in these assets.

4.

Comment: Please confirm whether estimated dividend and interest expenses on securities sold short are reflected in the “Other Expenses” line item in the “Annual Fund Operating Expenses” table, or will be included in a separate line item, if appropriate.

Response: The Registrant confirms that estimated expenses borne by the Fund in connection with short selling are reflected in the “Other Expenses” line item in the “Annual Fund Operating Expenses” table. The Fund’s short selling activities will primarily consist of short sales of TBA Mortgage-Backed Securities and will generally not involve the borrowing of any securities. The Investment Adviser hereby confirms that the Fund is not expected to incur significant fees and expenses as a result of the Fund’s short selling activities and that no separate presentation of short selling-related expenses is necessary in the Fund’s “Annual Fund Operating Expenses” table.

5.

Comment: The Fund may invest in total return swaps. Please confirm that the Fund will maintain asset coverage with respect to such positions in a manner that is consistent with SEC Staff positions with respect to Section 18 of the Investment Company Act. Please note that when the Fund engages in total return swaps it must set aside an appropriate amount of segregated assets. Please be aware that the SEC or its Staff could issue future guidance related to derivatives (such as total return swaps) and leverage, including guidance related to coverage requirements, which could impact the manner in which the Fund operates.

Response: The Registrant hereby confirms that, with respect to the Fund’s investments in total return swaps, the Fund will “cover” its positions in a manner that is consistent with SEC Staff positions with respect to Section 18 of the Investment Company Act. The Fund is also aware that the SEC or the Staff could issue future guidance with respect to derivatives and leverage which could impact the manner in which it operates.

6.

Comment: Please indicate whether “Acquired Fund Fees and Expenses” should be included as a separate line item in the Fund’s “Annual Fund Operating Expenses” table in light of the Fund’s ability to invest in other investment companies.

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Response: The Registrant hereby confirms that the Fund’s “Acquired Fund Fees and Expenses” are not expected to exceed the threshold under Instruction 3(f)(i) of Item 3 of Form N-1A during its first fiscal year, and therefore disclosure of such fees and expenses as a separate line item in the Fund’s “Annual Fund Operating Expenses” table is not required.

7.

Comment: Please re-order the principal risks of the Fund in order of importance rather than alphabetically. Please see the transcript of a speech delivered by Dalia Blass, Director of the SEC’s Division of Investment Management, at the ICI Securities Law Developments Conference on October 25, 2018.

Response: The Registrant respectfully declines to make the requested change. The Registrant believes that the current risk disclosure adequately and clearly describes the principal risks of investing in the Fund.

8.

Comment: It appears that the Fund may trade frequently and have high portfolio turnover (greater than 100%) with potential for increased expenses and taxes. If so, please consider addressing this in the Fund’s risk disclosure.

Response: The Registrant notes that the Investment Adviser expects that the Fund will not incur a high rate of portfolio turnover and therefore has declined to incorporate corresponding risk disclosure. Nevertheless, in connection with subsequent updates to the Fund’s registration statement, the Registrant will reevaluate whether principal risk disclosure regarding a high level of portfolio turnover has become appropriate in light of the Fund’s investment strategy.

9.

Comment: The Fund’s principal investment strategy indicates that the Fund invests in bank loans. If applicable, please disclose that it may take longer than seven days for transactions in bank loans to settle. In addition, if applicable, please address supplementally how the Fund intends to meet short term liquidity needs in light of the extended settlement period.

Response: The Registrant respectfully notes that the “Principal Risks of the Funds – Loan-Related Investment Risk” section discloses that:

[t]he market for loan obligations may be subject to irregular trading activity, wide bid/ask spreads and extended trade settlement periods. Because transactions in many loans are subject to extended trade settlement periods, the Fund may not receive the

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proceeds from the sale of a loan for a period after the sale. As a result, sale proceeds related to the sale of loans may not be available to make additional investments or to meet the Fund’s redemption obligations for a period after the sale of the loans, and, as a result, the Fund may have to sell other investments or engage in borrowing transactions, such as borrowing from its credit facility, if necessary to raise cash to meet its obligations.

The Registrant believes that this disclosure sufficiently discloses the risks associated with these investments as well as the ability of the Fund to meet short term liquidity needs in light of the extended settlement periods of bank loans. In addition, consistent with Response No. 2, the Registrant notes that, under the Program, the Investment Adviser considers the potential for extended settlement periods for bank loans when assessing the Fund’s liquidity risk.

10.

Comment: In the “Investment Management Approach – Investment Objectives” section of the Prospectus, please clarify that the Fund’s investment objective may be changed without shareholder approval upon 60 days’ notice.

Response: The Registrant has incorporated this comment.

11.

Comment: We note that the disclosure regarding the Fund’s ability to short positions discusses the Adviser’s process for making sell decisions with respect to such positions. Item 9(b)(2) of Form N-1A requires a Fund to “[e]xplain in general terms how the Fund’s adviser decides which securities to buy and sell.” Please provide such disclosure for all strategies in accordance with Item 9 of Form N-1A or otherwise note where appropriate disclosure is included.

Response: The Registrant believes that its disclosure in the “Investment Management Approach – Principal Investment Strategy” and “Investment Management Approach – Principal Investment Strategy – Goldman Sachs’ Fixed Income Investing Philosophy” sections is consistent with Form N-1A and otherwise appropriate. In particular, this section details the Portfolio Team’s considerations and process in constructing and adjusting the Fund’s investments.

12.

Comment: In the “Appendix A – Portfolio Securities and Techniques – Other Investment Companies” section of the Prospectus, please include disclosure to the effect that, in stressed market conditions, the market for ETF shares may become less liquid in response to deteriorating liquidity in the markets for the ETF’s underlying portfolio holdings.

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Response: The Registrant has updated the noted section to include the following:

Additionally, in stressed market conditions, the market for ETF shares may become less liquid in response to deteriorating liquidity in the markets for such ETF’s underlying portfolio holdings.

13.	Comment: To the extent applicable, please incorporate disclosure changes contemplated in response to the above comments across all prospectuses for the Fund.

Response: The Registrant has incorporated this comment.

Statement of Additional Information

14.

Comment: The Staff notes that the Fund’s concentration policy should be revised to refer to the “industry or group of industries” of the issuer or issuers, rather than simply the “industry” of such issuers, consistent with Section 8 of the Investment Company Act.

Response: The Fund does not intend to concentrate in securities of issuers in a particular “group of industries.” The Registrant notes that such language is not used in the concentration policy to avoid potential confusion as to what constitutes a “group,” as “group of industries” is defined in neither the Investment Company Act nor in any Staff guidance. Accordingly, the Registrant believes it is appropriate to omit the phrase “group of industries” from the relevant disclosure in the Fund’s SAI.

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We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (415) 262-4544 if you wish to discuss this correspondence further.

Sincerely,

/s/ Michelle Wong
Michelle Wong

cc:	Melissa O’Neill, Goldman Sachs Asset Management, L.P.

Brenden P. Carroll, Dechert LLP

Christopher Dailey, Dechert LLP